     As filed with the Securities and Exchange Commission on  July 3, 2001
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    Form S-3

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                              ____________________

                                 CARDIMA, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                   94-3177883
  (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or  organization)

                              47266 Benicia Street
                           Fremont, California 94538
                                 (510) 354-0300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         GABRIEL B. VEGH
      Chief Executive Officer                               Copies to:
           Cardima, Inc.                              THOMAS E. SPARKS, JR.
       47266 Benicia Street                               CAMEO F. JONES
    Fremont, California 94538                         Pillsbury Winthrop LLP
        (510) 354-0300                                  50 Fremont Street
(Name, address, including zip code,              San Francisco, California 94105
and telephone number, including area                    (415) 983-1000
   code, of agent for service)
                              ____________________

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[_]  _____

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[_]  _____

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================

Title of each class                                                                  Proposed maximum
of securities to be                                    Proposed maximum offering     aggregate offering        Amount of
registered                Amount to be registered      price per share(1)            price(1)                  registration fee
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.001
par value(2)              18,795,092 Shares            $1.175                        $22,084,233               $5,521.06
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Registrant's Common Stock on the Nasdaq SmallCap Market on June 28, 2001.
(2) Includes 7,048,176 shares of Common Stock exercisable pursuant to the issuance of warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                   Subject to Completion, Dated July 3, 2001

PROSPECTUS
----------

                                 CARDIMA, INC.

                               18,795,092 Shares

                                  Common Stock

                             ______________________

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, which will be used by the selling stockholders to sell up to 18,795,092 shares of our common stock. This means:

     . The selling stockholders may sell their shares of common stock from time to time.

     . For information on the methods of sale of the common stock, you should refer to the section entitled "Plan of Distribution" on page 15. We will not receive any portion of the proceeds from the sale of this common stock.

     . You should read this prospectus and any prospectus supplement carefully before you invest.

     Our common stock is currently listed on the Nasdaq SmallCap Market under the symbol "CRDM." On July 2, 2001, the last bid price for our common stock on the Nasdaq SmallCap Market was $1.23.

                             ______________________

     Investing in our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 2.

                             ______________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ______________________

              The date of this prospectus is ____________ __, 2001

This information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               TABLE OF CONTENTS


                                                        Page
                                                        ----
About Cardima.........................................     1
Risk Factors..........................................     2
Additional or Updated Risk Factors....................    13
Cautionary Note On Forward-Looking Information........    13
Use of Proceeds.......................................    13
Issuance of Common Stock to the Selling Stockholders..    13
Income Tax Considerations.............................    14
Selling Stockholders..................................    14
Plan of Distribution..................................    15
Legal Matters.........................................    16
Experts...............................................    16
Where You Can Find More Information...................    16
Information Incorporated by Reference.................    17

                                  ABOUT CARDIMA

     Since our inception, we have focused on the diagnosis and treatment of cardiac arrhythmias. Arrhythmias are abnormal electrical heart rhythms, which create fast heartbeats. Arrhythmias break down into several categories, with the most common being atrial fibrillation, or AF, and ventricular tachycardia, or VT. We design, develop and manufacture microcatheter-based systems to diagnose and treat AF and VT. While, we produce and sell microcatheters for the diagnosis of VT, our current efforts focus on our microcatheters designed to treat AF.

     The principal clinical goal in the treatment of AF is effective, less destructive ablation of arrhythmia-causing tissue with thin linear lesions. Ablation involves the destruction of arrhythmia-causing tissue through the application of various forms of energy. To achieve this goal, doctors must be able to treat areas of the heart that are currently inaccessible with existing catheter technology, using techniques that are easy to perform and that do not increase trauma to the patient.

     We design our microcatheters to offer the following perceived advantages over existing, standard catheters:

     . Our microcatheters are about one-third to one-fourth the size of other existing catheters. Smaller size allows our microcatheters to create thin, linear lesions.

     . We incorporate a variable stiffness technology, using a central core guidewire and atraumatic, highly flexible tip, in our microcatheters. This variable stiffness allows our microcatheters to conform to the surfaces of the heart's atrial wall for diagnosing and treating AF.

     . Our microcatheters contain flexible, coiled electrodes arranged in a linear fashion. This design permits the doctor to create long, thin linear lesions, or lines of block, mimicking the "maze" procedure, an open chest, open heart surgical procedure where a surgeon creates an anatomical scar pattern on the heart tissue.

     . Our microcatheters preserve a greater amount of atrial tissue following an ablation procedure, as demonstrated in animal studies, by typically delivering less radio frequency energy and creating thinner lesions than standard catheters.

     . We design our ablation microcatheters with temperature-sensing bands between each electrode, so that the temperature bands are in direct contact with the atrial tissue. This design provides doctors with a more accurate temperature reading during ablation.

     Furthermore, our therapeutic microcatheters, including the Revelation Tx and the Revelation T-Flex, for the treatment of AF, are capable of both precisely locating the arrhythmia-causing tissue, called mapping, and ablating. By using microcatheters that can map, as well as ablate, we believe doctors will need to access the arrhythmia-causing tissue only once, in order to map it, verify that it is causing the arrhythmia and then, using the same device, ablate the tissue. We believe this single microcatheter, dual function characteristic of our microcatheter systems will decrease procedure times and improve treatment of AF. Our Revelation Tx microcatheter is currently in Phase III clinical trial in the United States for the treatment of AF.

     Additionally, we have developed our microcatheters to be disposable, single-use products that can be adapted to and used with virtually all existing signal display systems and most radio frequency generators available today. Therefore, physicians can use our products without having to make any additional capital equipment expenditures. While we market microcatheters for mapping worldwide, to date, we only have received regulatory approvals to sell our ablation products in Europe.

Our Strategy

     Our strategy is to successfully diagnose and ultimately cure patients with AF using our microcatheter systems. We intend to establish our Revelation Tx microcatheter as the first United States' Food and Drug

Administration, or FDA, approved device in the United States for both mapping and ablating of AF. We are accomplishing this strategy by:

     .  developing state-of-the-art microcatheter systems,

     . using unique proprietary technology to provide disposable dual purpose microcatheters with flexible, coiled electrodes designed to interface with existing lab equipment systems,

     . proving the clinical utility of these products for the treatment of AF, and

     .  marketing these products throughout the world.

Once we have completed our phase III AF trial, we plan to proceed with our efforts to develop and commercialize our products for the treatment of VT, including our Therastream microcatheter.

Our Operations

     Cardima, Inc. was incorporated in the State of Delaware in November 1992. Our principal executive offices are located at 47266 Benicia Street, Fremont, California 94538-7330 and our telephone number is 510-354-0300. As of March 31, 2001, we had 52 full-time employees. We carry out our operations in 44,674 square foot facility containing clean room production, research and development, and administrative offices. We recently sublet 16,674 square feet of this facility to a subtenant.

     The "Cardima" logo (used above and with our name) and "Vueport" are registered trade names of Cardima, Inc. "Revelation," "Revelation Tx," "Revelation T-Flex," "Pathfinder," "Pathfinder Mini," "Tracer," "Therastream," "Venaport," "Naviport," "EP Select," and "Tx Select" are trademarks of Cardima, Inc. All other trade names and trademarks appearing in this prospectus are the property of their respective holders.

                                  RISK FACTORS

We have sold a limited number of our microcatheter products, and we will continue to incur substantial costs in bringing our microcatheter products to market

     We have sold only a limited number of our microcatheter systems. In addition, we will continue to incur substantial losses into the foreseeable future because of research and product development, clinical trials, manufacturing, sales, marketing and other expenses as we seek to bring our microcatheters to market. Since our inception, we have experienced losses, and we expect to experience substantial net losses into the foreseeable future.

     Our net losses were approximately $7.8 million, $14.0 million and $16.2 million for 2000, 1999 and 1998, respectively. As of March 31, 2001, our accumulated deficit was approximately $67.8 million. Our limited sales history makes it difficult to assess our future results. We cannot be certain that we will ever generate substantial revenue or achieve profitability. Our failure to generate substantial revenues would harm our business.

We will need to raise capital in the future that could have a dilutive effect on your investment

     In order to commercialize our products, we will need to raise additional capital. One possibility for raising additional capital would be the public or private sale of our shares of stock. On May 3, 2001, we received net proceeds of approximately $6.2 million from certain investors in a private placement of 11,746,916 shares of our common stock. Additionally, we issued redeemble warrants to purchase up to an aggregate of 5,873,458 shares of our common stock at an exercise price per share of $0.87. Any sale by us of additional shares of stock will further dilute your percentage ownership in us.

Our failure to raise additional capital to develop and market our microcatheter systems will cause our business to fail

     We will need to raise additional capital in order to complete the clinical trials for, and market, our microcatheter systems. In addition, we may have to spend additional funds if unforeseen difficulties arise in the course of developing our products, performing clinical trials, obtaining necessary regulatory clearances and approvals or performing other aspects of our business. We cannot be certain that additional funding will be available to us when needed, if at all, or, if available, on terms attractive to us. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our research and product development programs, to limit the marketing of our microcatheter products, or to license to third parties the rights to commercialize products or technologies that we would otherwise try to develop and market ourselves. Our failure to raise this additional capital when needed could cause us to cease our operations. Debt financing, if available, may involve restrictive covenants. We have financed our operations to date primarily through private sales of equity securities, proceeds from our initial public offering in June 1997, loan-facilities and the sale of certain of our patents and other intellectual property. As of March 31, 2001, cash, cash equivalents, short-term investments and long-term restricted cash totaled approximately $1.7 million. On May 3, 2001, we received net proceeds of approximately $6.2 million from a private placement. We believe that our existing cash, cash equivalents and short-term investments, along with cash generated from the sale of a portion of our intellectual property to Medtronic, as well as sales of our products and from financings, will be sufficient to fund our operating expenses, debt obligations and capital requirements through December 2001.

We rely on our contractual rights to access third-party data. Our inability to either access this data, or the FDA's refusal to accept it in a filing, will delay the commercialization of our products and cause our business results to suffer

     We often rely on our contractual rights to access data collected by others in phases of our clinical trials. We depend on the continued performance by these third parties of their contractual obligations to provide access and cooperate with us in completing filings with the FDA. We cannot be certain that the FDA will permit our reliance on these third parties. If we are unable to rely on clinical data collected by others, or if these third parties do not perform their contractual duties, the FDA may require us to repeat clinical trials. Either of these scenarios could significantly delay commercialization of our products, require us to spend more money on our clinical trials and cause our business results to suffer.

We cannot assure the safety or effectiveness of our products. We are in an early stage of our product development

     To date, we have received 510(k) pre-market clearances from the FDA with respect to our Pathfinder and Pathfinder Mini microcatheter systems for venous mapping of VT, and our Revelation microcatheter system for mapping the atria of the heart. We also received FDA 510(k) clearance for our Venaport, Vueport and Naviport deflectable-tip guiding catheters and our Tracer microcatheter for mapping VT.

     We are in the final stages of developing, testing and obtaining regulatory approval for our Revelation Tx microcatheter systems designed for ablation of AF. We completed the mapping phase of this feasibility study in August 1997 and the AF ablation feasibility study in December 1998. We received approval of an IDE supplement in December 1998 allowing us to expand the AF study. In October 2000, we received permission to expand the clinical trial to Phase III. The Phase III trial requires 80 patients to be treated, in up to 20 centers. We also received approval for an IDE to begin clinical testing of our Therastream microcatheter system for VT ablation in December 1999 and approval to expand that trial in 2000. We have postponed the clinical feasibility trial for the Therastream microcatheter system for ablation of VT, to focus on completing our AF Phase III clinical trials.

     We must complete the AF Phase III clinical trial in order to gather data for the completion of our pre-market approval, or PMA, application to the FDA for our AF ablation product. Currently, we anticipate completing our Phase III trial in the fourth quarter of this year. Further, we anticipate filing our completed PMA application in the first half of 2002. We have no estimate as to when, or if, we will resume the clinical trial for our Therastream microcatheter system. We must receive PMA approval before marketing our products for ablation in the United States. Clinical trials of our microcatheter systems will require substantial financial and management resources. In addition, if we resume the clinical trial for our Therastream microcatheter system, the completion of this clinical trial could take several years. For the Therastream clinical trial, there can be no assurance that:

     .  necessary IDEs will be granted by the FDA,

     .  human clinical trials will be completed,

     . human clinical studies will validate the results of our pre-clinical studies, or

     . human clinical trials will demonstrate that our products are safe and effective.

     In addition, the clinical trials may identify significant technical or other obstacles that we will have to overcome before obtaining the necessary regulatory approvals or market acceptance. Our failure to complete our clinical trials, demonstrate product safety and clinical effectiveness, and obtain regulatory approval for the use of our microcatheter system for the ablation of AF would have a material adverse effect on our business, financial condition and results of operations.

Our microcatheter products and their related procedures are novel to the market and will require the special training of physicians. If the market does not accept our products and procedures, our revenues will decline

     Our microcatheter systems represent a novel approach to diagnosing and treating AF and VT. Acceptance of our products and procedures by physicians, patients and health care payors will be necessary in order for us to be successful. If the market does not accept our products and the procedures in which they are used, our business could be harmed and our revenues would decline.

Our microcatheter products must be safe, effective and cost efficient in order for them to effectively compete against more established treatments. If we cannot compete with these treatments, our revenues will decline

     The market for catheters to diagnose or treat AF and VT is highly competitive. Our microcatheter systems for the mapping and ablation of AF and VT are new technologies. Safety, cost efficiency and effectiveness are the primary competitive elements in our market. In addition, the length of time required for products to be developed and to receive regulatory approval and, in some cases, reimbursement approval are important competitive factors. Existing treatments with which we must compete include:

     .  drugs,

     . external electrical shock to restore normal heart rhythms and defibrillation,

     .  implantable defibrillators,

     . purposeful destruction of the atrio-ventricular, or AV, node followed by implantation of a pacemaker, and

     .  Open-heart surgery known as the "maze" procedure.

     Physicians will not recommend the use of our microcatheter systems unless they can conclude that our systems provide a safe, effective and cost-efficient alternative to current technologies for the mapping and ablation of AF or VT. If our clinical data and other studies do not show that our products are safe and effective, the FDA will not approve our products for sale. If our products are not approved, we will not effectively compete against establish treatments or gain market acceptance. If we cannot effectively compete with established treatments, our revenues will decline.

None of our ablation products has received regulatory approval in the United States. Our failure to receive these approvals will harm our business and cause the value of your investment to decline

     None of our products, currently in development for the ablation of AF or VT, has received regulatory approval in the United States. If we cannot gain U.S. regulatory approval, our business will be harmed. Even if our ablation products are successfully developed and we obtain the required regulatory approvals, we cannot be certain that our products and their associated procedures will ultimately gain any significant degree of market acceptance. Since our sole product focus is to design and market microcatheter systems to map and ablate AF and, at an undetermined future date, VT, our failure to successfully commercialize these systems would harm our business and cause the value of your investment to decline.

Reuse of our single-use products could cause our revenues to decline

     Although we label all of our microcatheter systems for single-use only, we are aware that some physicians are potentially reusing these products. Reuse of our microcatheter systems could reduce revenues from product sales and could cause our revenues to decline.

We must obtain governmental approvals or clearances before we can sell our products

     Our products are considered to be medical devices and are subject to extensive regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

     .  product design and development,

     .  product testing,

     .  product labeling,

     .  product storage,

     .  premarket clearance and approval,

     .  advertising and promotion, and

     .  product sales and distribution.

     Before we can market any of our products in the United States or Europe, we must demonstrate that our products are safe and effective and obtain approval or clearance from applicable governmental authorities, which we cannot guarantee. In the United States, we must obtain 510(k) pre-market notification clearance or a PMA from the FDA in order to market a product. We have received 510(k) pre-market notification clearances for our Pathfinder, Pathfinder Mini and Tracer microcatheter systems for mapping VT and for the Revelation microcatheter system for mapping AF. Currently, the timing to receive 510(k) clearance is approximately 120 days and PMA approval is six to 12 months, but timing can be uncertain and the actual process may be significantly longer. We cannot guarantee either the timing or receipt of approval or clearance for any of our products in development. These products may require a PMA, and the FDA may request extensive clinical data to support either 510(k) clearance or a PMA.

     We are required to seek a PMA for our ablation products, including the Revelation Tx microcatheter. The process of obtaining a PMA is much more expensive, lengthy and uncertain than the 510(k) pre-market notification clearance process. In order to complete our PMA application, we will be required to complete clinical trials to demonstrate the safety and effectiveness of these products. In December 1997, the FDA approved a 10-patient AF feasibility study for mapping and ablation with the Revelation Tx. In June 2000, we received conditional approval from the FDA and full approval in August 2000 for our Phase III pivotal study. We filed an additional feasibility IDE application for the Therastream microcatheter system in December 1998 and received permission to expand that trial in July 2000. We have postponed the Therastream clinical
trial, while we focus on completing our AF Phase III clinical trial.   There can
be no assurance that any additional clinical studies that we may propose will be permitted by the FDA, will be completed or, if completed, will provide data and information that supports a PMA. Furthermore, we cannot assure you that our Phase III trial for AF ablation will provide us with data and information that supports a PMA.

     In March 2001, the FDA allowed us to file a modular PMA for our Revelation Tx in Phase III trial. Under the modular PMA submission, we will file five separate segments of the PMA with the FDA, all of which together will comprise our PMA application. At this time, we have filed the first three modules. No assurance can be given that we will ever be able to obtain a PMA for any of our ablation products. Our failure to complete clinical testing or to obtain timely a PMA would have a material adverse effect on our business, financial condition and results of operations.

     Regulatory agencies may limit the indications for which they approve or clear any of our products. Further, the FDA may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

Pre-clinical and clinical trials are inherently unpredictable. If we do not successfully conduct these trials, we may be unable to market our products and our revenues may decline

     Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. We cannot be certain that our future clinical trials will demonstrate the safety and effectiveness of any of our products or will result in approval to market our products. As a result, if we are unable to commence clinical trials as planned, complete clinical trials or demonstrate the safety and effectiveness of our products, our business will be harmed. We also cannot be certain that we can begin any future clinical trials or successfully complete these trials once started. In addition, we may never meet our development schedule for any of our products in development. Even if a product is successfully developed and clinically tested, we cannot be certain that it will be approved by the FDA on a timely basis or at all. If the FDA does not approve our products for commercial sales, our business will be harmed.

Delays in enrolling patients in our trials could increase our expenses and harm our business

     The rate at which we may complete our pre-clinical and clinical trials is dependent upon the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, how close patients reside to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could cause our business results to suffer.

After obtaining approvals or clearances, we must continue to comply with applicable laws and regulations. If we do not comply, our business results may suffer

     After approval or clearance, we will continue to be subject to extensive regulatory requirements. Our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, including, but not limited to:

     .  fines,

     .  injunctions,

     .  recall or seizure of products,

     .  withdrawal of marketing approvals or clearances,

     .  refusal of the FDA to grant clearances or approvals, and

     .  civil and criminal penalties.

     We also are required to demonstrate and maintain compliance with the Quality System Regulations, or QSR, for all of our products. The FDA enforces the QSR through periodic inspections, including a preapproval inspection for PMA products. The QSR relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we or any third-party manufacturer of our products does not conform to the QSR and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform. Identifying and qualifying alternative manufacturers may be a long and difficult process. We also are required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury. If we fail to comply with these applicable laws, our business results may suffer.

     If we do not comply with foreign regulatory requirements to market our products outside the United States, our business will be harmed. Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our devices in the member countries of the European Union, we are required to obtain CE mark certification. CE mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE mark certification to sell our Pathfinder, Pathfinder Mini, Revelation, Revelation Tx and Tracer for mapping in the European Union. We have received CE mark certification to sell our Venaport, Vueport and Naviport guiding catheters in the European Union. We also received approval to sell our Pathfinder, Pathfinder Mini, Revelation, and Tracer in Japan and Australia, and to sell our Pathfinder, Tracer, Venaport, Vueport and Naviport in Canada. We also received CE mark certification in August 1998, December 1998, and November 1999, to sell our Revelation, Revelation Tx and Revelation T-Flex microcatheters, respectively, for ablation of AF in the European Union. We intend to submit data in support of additional CE mark applications. There can be no assurance we will be successful in obtaining or maintaining the CE mark for these products, as the case may be. Failure to receive or maintain approval to affix the CE mark would prohibit us from selling these products in member countries of the European Union, and would require significant delays in obtaining individual country approvals. No assurance can be given that we will ever obtain or maintain such approvals. If we do not receive or maintain these approvals, our business could be harmed.

Difficulties presented by international factors could negatively affect our business

     A component of our strategy is to expand our international sales revenues. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

     .  export license requirements for our products,

     .  exchange rate fluctuations or currency controls,

     . changes in the regulation of medical products by the European Union or other international regulatory agencies,

     .  the difficulty in managing a direct sales force from abroad,

     . the financial condition, expertise and performance of our international distributors and any future international distributors,

     .  domestic or international trade restrictions, or

     .  changes in tariffs.

     Any of these factors here could damage our business results.

We derive a portion of our revenues from the sale of microcatheters in the European Union. The adoption of the Euro presents uncertainties for our international business

     In January 1999, some European countries that are part of the European Monetary Union, or EMU, introduced and adopted the new "Euro" currency. Beginning in 2003, all EMU countries are expected to be operating with the Euro as their single currency. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace in general. In particular, as a portion of our sales revenue is derived from sales to EMU countries, these participating countries' adoption of a single currency may likely result in greater price transparency, making the EMU a more competitive environment for our microcatheter products. In addition, the EMU has not yet defined and/or finalized some of the rules and regulations relating to the governance of the currency. As a result, companies operating in or conducting business in Europe will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the Euro.

     We are currently assessing the effect the introduction of the Euro will have on our internal accounting systems and the potential sales of our products. We will take appropriate corrective actions based on the results of such assessment. We have not yet determined the costs related to addressing this issue. This issue and its related costs could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully commercialize our microcatheter products, as the industry for them is highly competitive

     The market for catheters to map and/or ablate AF and VT is highly competitive. Several of our competitors are developing different approaches and products for these procedures. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using radio frequency, ultrasound, microwave, laser and freezing technologies. Other companies are also developing surgical procedures that physicians could potentially use to perform the open-heart surgical maze procedure for the treatment of AF in a minimally invasive manner. If any of these new approaches or products proves to be safe, effective and cost effective, our products could be rendered noncompetitive or obsolete, which would cause our business results to suffer.

     Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology, or the study of the electrical system of the heart. These competitors include Boston Scientific, through its EP Technologies division, C.R. Bard, Inc., Johnson & Johnson, through its Biosense-Webster division, St. Jude Medical, Inc., through its Daig division, and Medtronic, Inc. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and greater experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias. These companies include Biosense-Webster, a division of Johnson & Johnson, Cardiac Pathways, Inc., and Endocardial Solutions, Inc. Other companies develop, market and sell alternative approaches to the treatment of AF and VT. These companies include Guidant Corporation, Medtronic, Inc., and St. Jude Medical, Inc., manufacturers of implantable defibrillators. We cannot be certain that we will succeed in developing and marketing technologies and products that are safer, more clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that are available before our competitors' products. Our failure to demonstrate the competitive advantages and achieve market acceptance of our products would harm our business.

We license portions of our product technology. In particular, our microcatheter products rely on a license granted by Target Therapeutics. The termination of any of these licenses would harm our business

     We rely on license agreements for some of our product technology. A license from Target Therapeutics, Inc., a subsidiary of Boston Scientific, is the technological basis for our microcatheter systems for mapping and ablation. Under the Target license agreement, we have an exclusive license under specific issued United States patents. The exclusive license from Target covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. In addition, we have obtained a non-exclusive license to use Target's technology, provided we have made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, this license may terminate if we fail to comply with various commercialization, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations. Also, either party can terminate the license if a material breach remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. The loss of our exclusive rights to the Target-based microcatheter technology would harm our business.

     In December 2000, we sold certain patents and related intellectual property pertaining to intravascular sensing and signal detection to Medtronic, Inc. We received a perpetual, worldwide license at no cost from Medtronic, Inc. to use these patents and related intellectual property in our products for mapping and ablation of arrhythmia-causing tissue. We have also licensed a proprietary surface coating material used on certain of our microcatheters.

     We cannot be certain that these licenses will continue to be available to us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until we could internally develop or identify, license and integrate equivalent technology. These delays would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to commercialize our products under development if they infringe existing patents or patents that have not yet issued

     We have conducted searches to determine whether our patent applications interfere with existing patents. Based upon these searches, we believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, since U.S. patent applications are not a matter of public record, a patent application could currently be on file that would stand in our way of obtaining a patent issuance. In addition, U.S. Congress recently amended the United States patent laws to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. The issuance of any potentially competing patent could harm our business.

     Although we have not received any letters from others threatening to enforce intellectual property rights against us, we cannot be certain that we will not become subject to patent infringement claims or litigation, interference proceedings in the U.S. Patent and Trademark Office to determine the priority of inventions, or oppositions to patent grants in foreign countries. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using such technology, or require us to license disputed rights from third parties. However, we are not certain that any licenses will be available to us at all, or if available, on commercially reasonable terms. Our inability to license any disputed technology could delay the commercialization of our products and harm our business. Under our license with Target, Target does not indemnify us against claims brought by third parties alleging infringement of patent rights. Consequently, we could bear the liability resulting from such claims. We cannot be certain that we will have the financial resources to protect and defend our intellectual property, as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would harm our business.

If healthcare providers do not receive adequate reimbursement for procedures using our products, the market may not accept our products and our revenues may decline

     U. S. healthcare providers, including hospitals and physicians, that purchase microcatheter products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using our products. The success of our products will depend upon the ability of health care providers to obtain satisfactory reimbursement for medical procedures in which our microcatheter systems are used. If these health care providers are unable to obtain reimbursement from third-party payors, the market may not accept our products and our revenues may decline.

     Third-party payors may deny reimbursement if they determine that a prescribed device (1) has not received appropriate regulatory clearances or approvals, (2) is not used in accordance with cost-effective treatment methods as determined by the payor, or (3) is experimental, unnecessary or inappropriate. If we receive FDA clearance or approval, third-party reimbursement would also depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payers. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government-managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. There can be no assurance that (1) reimbursement for our products will be available domestically or internationally, (2) if available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems, or (3) that physicians will support and advocate reimbursement for procedures using our products. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors or changes in government and private third-party payor policies toward reimbursement for procedures employing our products would have a material adverse effect on our business, financial condition and results of operations. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the heath care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

     In March 2001, the U. S. Congress enacted, retroactive to January 2001, and we received, pass-through reimbursement allowance on all of our U.S. approved diagnostic and guiding catheter products, including the Pathfinder, Pathfinder Mini, Revelation, Tracer, Naviport, Vueport and Venaport. Pass-through reimbursement allows for the direct charging of a specific product for reimbursement.

We cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs

     We currently manufacture our microcatheter systems in limited quantities for United States and international sales and for pre-clinical and clinical trials. However, we have no experience manufacturing our products in the amounts necessary to achieve significant commercial sales. We currently believe that our manufacturing capacity will be sufficient through December 2001. We expect that, if U.S. sales for the Pathfinder and Revelation microcatheter systems increase or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop additional manufacturing expertise to establish large-scale manufacturing capabilities. However, we could encounter problems related to:

     .  capacity constraints,

     .  production yields,

     .  quality control, and

     .  shortages of qualified personnel.

     Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could harm our business.

     Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Our operations must either undergo QSR compliance inspections conducted by the FDA or receive an FDA exemption from such compliance inspections in order for the FDA to permit us to produce products for sale in the United States. Our facilities and manufacturing processes are subject to inspections from time to time by the FDA, State of California and European Notified Bodies. We have demonstrated compliance with ISO 9001 (EN 46001) quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. We comply with procedures to produce products for sale in Europe. Any failure by us to comply with QSR requirements or to maintain our compliance with ISO 9001 (EN 46001) standards and 93/42/EEC, the Medical Device Directive, will require us to take corrective actions, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with QSR or ISO 9001 (EN 46001) standards. There can be no assurance that we will be found in compliance with QSR by regulatory authorities, or that we will maintain compliance with ISO 9001 (EN 46001) standards in future audits. Our failure to comply with state or FDA QSR requirements, maintain compliance with ISO 9001 (EN 46001) standards, or develop our manufacturing capability in compliance with such standards, would have a material adverse effect on our business, financial condition and results of operations.

     Our facilities and manufacturing processes have recently undergone a successful annual recertification inspection by the European Notified Body in August 2000. In November 2000, the FDA conducted a QSIT-Audit of our quality system, which we successfully passed. There is no assurance that our manufacturing facilities will continue to meet such compliance audits and will maintain such compliance standards.

If our sole-source suppliers are unable to meet our demands, our business results will suffer

     We purchase certain key components for some of our products, from sole, single or limited source suppliers. For some of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would cause our business results to suffer.

We have limited sales and limited experience in the sale, marketing and distribution of our products. Our failure to establish an effective direct or indirect sales and marketing force will cause our revenues to decline

     We have only limited experience marketing and selling our products in commercial quantities. As of June 1, 2001, our three-year distribution agreement with St. Jude's Daig Division terminated by mutual consent. Therefore, we will be solely responsible for marketing and distributing our products in the United States. Expanding our marketing and sales capability to support sales in commercial quantities adequately will require substantial effort and require significant management and financial resources. Our failure to establish an effective sales and marketing force will cause our revenues to decline.

     We also have terminated several distribution arrangements in Europe. Our ability to operate a remote sales force effectively will require additional resources, time and expense, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that we will be able to build a European direct business, that it will be cost-effective or that its efforts will be successful. Failure to establish an adequate business in Europe would harm our business.

     Currently, sales and marketing of our Pathfinder, Pathfinder Mini, Revelation and Tracer microcatheter systems is conducted through a number of exclusive distributors in certain European countries and Japan and a small direct sales force in Europe. We have sold only a limited number of

Pathfinder, Pathfinder Mini, Revelation, and Tracer microcatheter systems through these distributors. We also have approval to sell the Revelation, Revelation Tx and Revelation T-Flex in the European Union. Because we do not have written agreements with certain of our exclusive distributors, the terms of such arrangements, such as length of arrangements and minimum purchase obligations, are uncertain. In addition, the laws in certain international jurisdictions may make it difficult and costly for us to terminate such distribution arrangements without specific written termination terms. We cannot be certain that we will be able to enter into written distribution agreements with these distributors or that these distributors will be able to effectively market and sell our products in these markets. In addition, we can not assure you that we will be able to enter into additional agreements with desired distributors on a timely basis or at all, or that these distributors will devote adequate resources to selling our products. Our failure to establish and maintain appropriate distribution relationships would harm our business.

We are dependent upon our key personnel and will need to hire additional key personnel in the future

     Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. We cannot be certain that we can retain such personnel or that we can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel.

We may face product liability claims related to the use or misuse of our products

     We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. In 2000, we settled two claims, which were filed against us in 1999, for an aggregate amount of $32,500. We cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. We currently have general liability insurance with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million annual limitation. We have product liability insurance with coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million annual limitation. We cannot be certain that coverage will continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under our policies. Although we label our microcatheter products for single-use only, we are aware that some physicians are reusing such products. Moreover, despite labeling our microcatheters for diagnostic use only, we believe that physicians are using such mapping microcatheters for ablation. Multiple use or "off-label" use of our microcatheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

We may experience power blackouts and higher electricity prices because of California's current energy crisis, which could disrupt our operations and increase our expenses

     California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. We rely on the major Northern California public utility, Pacific Gas & Electric Company, or PG&E, to supply electric power to our facilities. Due to problems associated with the de-regulation of the power industry in California and shortages in wholesale electricity supplies, customers of PG&E have been faced with increased electricity prices, power shortages and, in some cases, rolling blackouts. If blackouts interrupt our power supply, we may be temporarily unable to continue our operations at our facilities. Any such interruption in our ability to continue operations at our facilities could delay our ability to develop or provide our products, which could damage our reputation and result in lost revenue, either of which could substantially harm our business and results of operations.

We do not intend to pay cash dividends on our stock

     We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

Our stock may become subject to penny stock rules, which may make it more difficult for you to sell your shares

     Currently, our common stock trades on the Nasdaq SmallCap Market. During the past year, our stock, at times, traded below $1.00 per share and the NASD advised us that beginning on April 9, our common stock would no longer be listed on the Nasdaq SmallCap Market. We appealed the NASD's decision, met the continued listing requirements and on June 7, 2001, the NASD notified us that our common stock would continue to trade on the Nasdaq SmallCap Market.

     If we were to be delisted from the Nasdaq SmallCap Market, our common stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on the Nasdaq SmallCap Market.

                       ADDITIONAL OR UPDATED RISK FACTORS

     Prior to making an investment decision with respect to the common stock offered under this prospectus, prospective investors should also carefully consider any specific factors set forth under a caption "risk factors" in the applicable prospectus supplement, if any, together with all of the other information appearing in this prospectus or the prospectus supplement or incorporated by reference into this prospectus.

                 CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

     This prospectus and the documents referred to in this prospectus contain forward-looking statements that are based on our current expectations and are subject to substantial risks and uncertainties, some of which are beyond our control. You can identify these forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or financial condition; and (3) state other "forward-looking" information. These statements are not guarantees of further performance. There may be events in the future that we are not able to predict accurately or over which we have no control. For a discussion of some of these risks, see "Risk Factors." These forward-looking statements speak only as of the date of this prospectus. We urge you not to rely on these forward-looking statements. You are advised, however, to consult any further disclosures we make on related subjects in our current reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

                                USE OF PROCEEDS

     While we may receive proceeds from the exercise of warrants issued to the selling stockholders, we will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the sale of the common stock under this prospectus will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" below.

              ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS

     On May 3, 2001, we entered into agreements with investors to sell an aggregate of 11,746,916 shares of our common stock at a price of $0.58 per share, for an aggregate purchase price of $6,813,211. In addition, we issued warrants to purchase 5,873,485 shares of our common stock at an exercise price of $0.87 per share. We issued these shares and warrants to the investors on that date. The warrants will be exercisable beginning on November 3, 2001 and will be reduced on a share-by-share basis to the extent that an investor sells our common stock or other of our securities during the six-month period between May 3, 2001 and November 3, 2001. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.16 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days. The shares issued under the agreements were offered through a placement agent, AmeriCal Securities, Inc., for which services we paid to the placement agent a fee of $510,988 and a warrant to acquire 1,174,691 shares of our common stock at an exercise price of $0.638 per share. This prospectus covers the resale by the selling stockholders of up to 18,795,092 shares, which includes the number of shares of our common stock underlying the warrants issued pursuant to the agreements and to the placement agent.

     We issued all of the securities under an exemption from the registration requirements of the Securities Act of 1933. All of these securities are restricted until we register them under this prospectus. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares issued or issuable to each selling stockholder. Our agreement requires us to cause this registration statement to remain effective until the earlier of (a) May 3, 2003, (b) the date on which each selling stockholder's shares could be sold in a single three-month period under Rule 144 of the Securities Act of 1933 or (c) such time as all the common stock offered by this prospectus have been sold. We also agreed to indemnify each selling stockholder for claims made against them arising out of, among other things, statements made in this registration statement.

                           INCOME TAX CONSIDERATIONS

     You should consult your own tax advisor about the income tax issues and the consequences of holding and disposing of our common stock.

                              SELLING STOCKHOLDERS

     The following table sets forth information as of the date of this prospectus, with respect to the number of shares of common stock owned by each of our stockholders selling under this prospectus. Other than AmeriCal Securities, Inc. which served as placement agent, none of the selling stockholders has had a material relationship with us within the past three years, other than as a result of the ownership of shares or other securities.
No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer some or all of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares.

                                                                                                    Percentage of
                                                  Shares of Common                                  Common Stock
                                                 Stock Beneficially         Number of                Held Before
                                                   Owned As of the         Warrant Shares              Sale of
Selling Stockholder                                  Date Hereof        Beneficially Owned(1)       Common Stock
-----------------------------------------------  --------------------  ------------------------  ----------------------
Active Site Partners, L.P......................               344,828                172,414            1.03%
Band & Co......................................             2,187,931              1,093,966            6.55%
Biotechnology Development Fund II, L.P.........               862,069                431,035            2.58%
Clarion Capital Corporation....................               344,900                172,450            1.03%
EDJ Limited....................................               172,414                 86,207               *
Charles Engelberg (2)..........................                86,207             547,710 (3)              *
Claire Engelberg...............................                86,207                 43,103               *
Exchange Bank Trustee Redwood Regional Medical
 Group PSP FBO Allan Fishbein..................                86,200                 43,100               *
Herbert C. V. Feinstein........................                43,103                 21,552               *
Jacob Feinstein Trustee for the Jacob and                      43,103                 21,552               *
 Gloria Feinstein Revocable Living Trust A
 Dated 09-18-92................................
Richard F. Gaston..............................                86,207                366,508(3)            *
Mark Adam Gelman and Ingrid E. Gelman..........                43,103                 21,552               *

                                                                                                    Percentage of
                                                  Shares of Common                                  Common Stock
                                                 Stock Beneficially         Number of                Held Before
                                                   Owned As of the         Warrant Shares              Sale of
Selling Stockholder                                  Date Hereof        Beneficially Owned(1)       Common Stock
-----------------------------------------------  --------------------  ------------------------  -------------------
Hollis Capital Partners........................               172,414                 86,207               *
John R. Hillsman...............................                86,207                 43,103               *
Katz Family Trust, Daniel S. Katz, Trustee.....                86,207                 43,103               *
Rose Krans.....................................                     0                 50,000 (3)           *
Daniel Lee.....................................               172,414                 86,207               *
Victor S. Lee..................................               258,621                129,310               *
Nai Ping Leung.................................                     0                 96,679 (3)           *
Marksman Partners, L.P.........................               344,828                172,414            1.03%
Bernard McDermott Roth IRA.....................               671,034                215,517            2.01%
Joyce McDermott Roth IRA.......................               672,134                215,517            2.01%
Qing Mei.......................................                     0                 50,000 (3)           *
Nelson Capital Corporation.....................               172,414                 86,207               *
The Leonard and Dena Oppenheim Revocable Trust
 dated 1/6/00..................................               344,828                172,414            1.03%
Orion BioMedical Fund, LP......................             1,699,655                849,828            5.09%
Orion BioMedical Offshore Fund, LP.............               369,310                184,655            1.11%
Patriot Group, L.P.............................               197,414                 86,207               *
Porter Partners, L.P...........................               172,414                 86,207               *
Richtime Management Limited....................             2,188,143              1,094,072            6.55%
Willie Tan.....................................                     0                 50,000 (3)           *
Tryphon Fund, Inc..............................               172,500                 86,250               *
Michael Kit Yap................................                     0                100,000 (3)           *
Kenneth S. Yamamoto MD Target Benefit Pension
 Plan..........................................                86,207                 43,103               *


 *   Represents less than one percent.
(1) Represents shares underlying unexercised warrants to acquire our common stock at a price per share of $0.87. The warrants will not be exercisable until November 3, 2001 and therefore will not be deemed beneficially owned within the rules of the Securities and Exchange Commission until September 3, 2001.
(2) Includes 504,607 shares held by Charles and Becky Engelberg, as to which Mr. Engelberg has shared investment and voting power.
(3) AmeriCal Securities, Inc. acted as placement agent for the issuance of the securities being offered by this prospectus and received as part of its compensation a warrant to acquire 1,174,691 shares of our common stock at an exercise price of $0.638 per share. AmeriCal Securities instructed us to issue the warrant to the following individuals: Charles and Becky Engelberg, Richard Gaston, Rose Krans, Nai Ping Leung, Qing Mei, Willie Tan and Michael Kit Yap.

                              PLAN OF DISTRIBUTION

     The common stock covered by this prospectus may be offered and sold at various times by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The common stock may be sold by or for the account of the selling stockholders in transactions on the Nasdaq SmallCap Market, the over-the-counter market, or otherwise. The sales may be made at fixed prices, at market prices prevailing at the time, or at privately negotiated prices. The selling stockholders may sell the common stock by means of one or more of the following methods:

     . a block trade in which the broker-dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

     . purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

     .  ordinary brokerage transactions in which the broker solicits purchasers;

     . in connection with the loan or pledge of the common stock registered hereunder to a broker-dealer, and the sale of the common stock so loaned or the sale of the shares so pledged upon a default;

     . in connection with the writing of non-traded and exchanged-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter option;

     .  in privately negotiated transactions; or

     .  in a combination of any of the above methods.

     In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales.
Brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers, or from both. This compensation may exceed customary commissions.

     The selling stockholder and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these "underwriters" receive may be deemed to be underwriting compensation.

     We have agreed to bear all expenses of registration of the common stock (other than fees and expenses, if any, of legal counsel or other advisors to the selling stockholders). Any commissions, discounts, concessions or other fees, if any, are payable to brokers or dealers in connection with any sale of the common stock will be borne by the selling stockholders selling those shares.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the common stock offered in this prospectus was passed upon for us by Pillsbury Winthrop LLP, San Francisco, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). This information can be (1) read and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., and at the SEC's Chicago Regional Office, 500 West Madison Street, Chicago, Illinois; and New York Regional Office, 7 World Trade Center, New York, New York and (2) accessed via a Web site maintained by the SEC (http://www.sec.gov). Copies of the material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     This prospectus is a part of a registration statement we filed with the SEC. This registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For more information about us and our common stock, you should read the registration statement and its exhibits and schedules. Copies of the registration statement, including its exhibits may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, may be examined without charge at the offices of the SEC, or may be accessed via a web site maintained by the SEC (http://www.sec.gov).

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

       (a)  Our Annual Report on Form 10-K for the year ended December 31, 2000;

       (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and

       (c) The description of our common stock set forth in the registration statement on Form 8-A filed on April 23, 1997, including any amendment thereto or report filed for the purpose of updating such description.

     Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into those documents). Requests should be submitted in writing or by telephone at
(510) 354-0300 to Cardima, Inc., at our principal executive offices, 47266 Benicia Street, Fremont, California 94538, Attention: Ronald E. Bourquin, Chief Financial Officer.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable by Cardima in connection with the sale and distribution of the common stock being registered. Selling commissions, brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

                                          Amount
                                       -------------

SEC registration fee                    $   5,521.00
Accounting fees and expenses                8,500.00
Legal fees and expenses                    15,000.00
Registrar and transfer agent's fees         2,500.00
NSM listing fee                            17,500.00
Miscellaneous fees and expenses             5,000.00
                                       -------------
     Total                              $  54,021.06

Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law, the "Delaware GCL," permits our board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of ours, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article IX of our Amended and Restated Certificate of Incorporation and
Article VII, Section 6 of our Bylaws, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law.

     In addition, we have entered into separate indemnification agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16.  Exhibits

Exhibit
Number                            Description of Document*
-------------    ---------------------------------------------------------------
  5.1            Opinion of Pillsbury Winthrop LLP regarding the legality of the securities being registered.

 10.1 Form of Stock and Warrant Purchase Agreement between Cardima, Inc. and certain purchasers

 10.2 Form of Warrant for common stock of Cardima, Inc. issued to AmeriCal Securities, Inc.

 23.1            Consent of Ernst & Young LLP, Independent Auditors.

 23.2 Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

 24.1            Power of Attorney (see page II-4).
_______________


Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     We hereby undertake:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act which is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3, and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, July 3, 2001.

                             CARDIMA, INC.



                             By        /s/ Gabriel B. Vegh
                                ------------------------------------
                                           Gabriel B. Vegh
                                Chairman and Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Gabriel B. Vegh and Ronald E. Bourquin and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                      Title                             Date
---------                      -----                             ----
/s/ Gabriel B. Vegh            Chief Executive Officer and       July 3, 2001
-------------------------      and  Chairman of the Board
Gabriel B. Vegh                of Directors (Principal
                               Executive Officer)


/s/ Ronald E. Bourquin         Senior Vice President, Chief      July 3, 2001
-------------------------      Financial Officer and Secretary
Ronald E. Bourquin             (Principal Financial and
                               Accounting Officer)

Signature                      Title                             Date
---------                      -----                             ----
/s/ Jesse D. Erickson          Director                          July 3, 2001
-------------------------
Jesse D. Erickson


/s/ Neville J. Jeharajah       Director                          July 3, 2001
-------------------------
Neville J. Jeharajah


/s/ Rodolfo C. Quijano         Director                          July 3, 2001
-------------------------
Rodolfo C. Quijano, Ph.D.


/s/ Philip C. Radlick          Director                          July 3, 2001
-------------------------
Philip C. Radlick, Ph.D.

                                 EXHIBIT INDEX
                                 -------------

Exhibit
Number                            Description of Document*
-------------    ---------------------------------------------------------------
  5.1            Opinion of Pillsbury Winthrop LLP regarding the legality of the securities being registered.

 10.1 Form of Stock and Warrant Purchase Agreement between Cardima, Inc. and certain purchasers

 10.2 Form of Warrant for common stock of Cardima, Inc. issued to AmeriCal Securities, Inc.

 23.1            Consent of Ernst & Young LLP, Independent Auditors.

 23.2 Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

 24.1            Power of Attorney (see page II-4).